UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Towerstream Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

892000100
(CUSIP Number)

October 16, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892000100	SCHEDULE 13G	Page 2 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Melody Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,600,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 892000100	SCHEDULE 13G	Page 3 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Melody Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 3,600,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 3,600,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,600,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 892000100	SCHEDULE 13G	Page 4 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Melody Special Situations Offshore Credit Mini-Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,806,231
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,806,231
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,806,231
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 892000100	SCHEDULE 13G	Page 5 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Melody Capital Partners Offshore Credit Mini-Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 681,563
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 681,563
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 681,563
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 892000100	SCHEDULE 13G	Page 6 of 11

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Melody Capital Partners Onshore Credit Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 674,124
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 674,124
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 674,124
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.0%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 892000100	SCHEDULE 13G	Page 7 of 11

Item 1.	(a).	Name of Issuer:
Towerstream Corporation

(b).	Address of issuer's principal executive offices:
88 Silva Lane Middletown, Rhode Island 02842

Item 2.	(a).	Name of person filing:

This Schedule 13G is being filed by Melody Capital Partners, LP, a Delaware partnership (“Melody”), Melody Capital Advisors, LLC, a Delaware limited liability company, Melody Special Situations Offshore Credit Mini-Master Fund, L.P., a Delaware limited partnership, Melody Capital Partners Offshore Credit Mini-Master Fund, L.P., a Delaware limited partnership, and Melody Capital Partners Onshore Credit Fund, L.P., a Delaware limited partnership.  Melody Capital Advisors, LLC is the general partner of Melody, the investment manager of Melody Special Situations Offshore Credit Mini-Master Fund, L.P., Melody Capital Partners Offshore Credit Mini-Master Fund, L.P. and Melody Capital Partners Onshore Credit Fund, L.P.  In addition, Melody serves as the investment manager of certain managed accounts that hold securities of the Issuer.

Melody, Melody Capital Advisors, LLC, Melody Special Situations Offshore Credit Mini-Master Fund, L.P., Melody Capital Partners Offshore Credit Mini-Master Fund, L.P. and Melody Capital Partners Onshore Credit Fund, L.P. are each a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”.

Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

(b).	Address or principal business office or, if none, residence:
For each reporting person: c/o Melody Capital Partners, LP 717 Fifth Avenue, 12th Floor New York, NY 10022

(c).	Citizenship:
See Line 4 of the cover sheet for each Reporting Person.

(d).	Title of class of securities:
Common Stock, par value $0.001 per share

(e).	CUSIP No.:
892000100

CUSIP No. 892000100	SCHEDULE 13G	Page 8 of 11

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.

Item 4.	Ownership.

All calculations of percentage ownership herein are based on a total of 70,243,804 shares of common stock of the Issuer (“Shares”), consisting of (i) 66,643,804 Shares issued and outstanding as of August 7, 2014, as disclosed on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 11, 2014 (the “Form 10-Q”) and (ii) 1,200,000 warrants to purchase common stock held by the Reporting Persons (as defined below), entitling them to purchase an aggregate of 1,200,000 shares of common stock of the Issuer at an exercise price of $0.01 per share, subject to expiration on April 16, 2022 (the “A Warrants”) and (iii) 2,400,000 warrants to purchase common stock held by the Reporting Persons, entitling them to purchase an aggregate of 2,400,000 shares of common stock of the Issuer at an exercise price of $1.26 per share, subject to expiration on April 16, 2022 (the “B  Warrants” and together with the A Warrants, the “Warrants” and together with the Shares, the “Securities”).  The Warrants are treated as exercised for the purpose of computing the deemed beneficial ownership of the Reporting Persons in accordance with Rule 13d-3(d)(1).

Melody Special Situations Offshore Credit Mini-Master Fund, L.P. is the direct owner of 602,077 A Warrants and 1,204,154 B Warrants, collectively constituting 2.6% of the Issuer’s outstanding common stock, and has the shared power to vote and dispose of such Securities.

Melody Capital Partners Offshore Credit Mini-Master Fund, L.P. is the direct owner of 227,188 A Warrants and 4544,375 B Warrants, collectively constituting 1.0% of the Issuer’s outstanding common stock, and has the shared power to vote and dispose of such Securities.

Melody Capital Partners Onshore Credit Fund, L.P. is the direct owner of 224,708 A Warrants and 449,416 B Warrants, collectively constituting 1.0% of the Issuer’s outstanding common stock, and has the shared power to vote and dispose of such Securities.

Melody, as the investment manager of Melody Special Situations Offshore Credit Mini-Master Fund, L.P., Melody Capital Partners Offshore Credit Mini-Master Fund, L.P. and Melody Capital Partners Onshore Credit Fund, L.P. and as the investment manager with respect to certain managed accounts, has the shared power to vote and dispose of the Securities held by each such fund, consisting of 1,200,000 A Warrants and 2,400,000 B Warrants, collectively constituting 5.1% of the Issuer’s outstanding common stock.

Melody Capital Advisors, LLC, as the general partner of Melody, has the shared power to vote and dispose of the Securities beneficially held by Melody.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP No. 892000100	SCHEDULE 13G	Page 9 of 11

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 892000100	SCHEDULE 13G	Page 10 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 27, 2014

Melody Capital Partners, LP

By: Melody Capital Advisors, LLC, its General Partner

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Melody Capital Advisors, LLC

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Melody Special Situations Offshore Credit Mini-Master Fund, L.P.

By: Melody Special Situations GP, LLC, its General Partner

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Melody Capital Partners Offshore Credit Mini-Master Fund, L.P.

By: Melody Capital Partners GP, LLC, its General Partner

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Melody Capital Partners Onshore Credit Fund, L.P.

By: Melody Capital Partners GP, LLC, its General Partner

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. 892000100	SCHEDULE 13G	Page 11 of 11

Exhibit A

AGREEMENT

The undersigned hereby agree to jointly prepare and file with regulatory authorities this Schedule 13G and any future amendments thereto reporting each of the undersigned’s ownership of securities of the Issuer named herein, and hereby affirm that such Schedule 13G is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  October 27, 2014

Melody Capital Partners, LP

By: Melody Capital Advisors, LLC, its General Partner

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Melody Capital Advisors, LLC

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Melody Special Situations Offshore Credit Mini-Master Fund, L.P.

By: Melody Special Situations GP, LLC, its General Partner

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Melody Capital Partners Offshore Credit Mini-Master Fund, L.P.

By: Melody Capital Partners GP, LLC, its General Partner

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Melody Capital Partners Onshore Credit Fund, L.P.

By: Melody Capital Partners GP, LLC, its General Partner

By:	/s/ Terri Lecamp
Terri Lecamp, Authorized Person

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).